FORM 6-K


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


For August 12, 2003


               Euro Tech Holdings Company Limited
         -----------------------------------------------
         (Translation of registrant's name into English)

    18/F Gee Chang Hong Centre, 65 Wong Chuk Road, Hong Kong
    --------------------------------------------------------
            (Address of Principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F [X]       Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes [ ]             No [X]

If  "Yes"  is marked, indicate below the file number assigned  to
the   registrant   in   connection  with  Rule   12g3-2(b):
82-____________.



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      On  August  11, 2003, the Registrant's announced  that  its
Board of Directors had authorized a 40% stock dividend to holders of its Ordinary Shares, fixing August 29, 2003 as the record date at 5:00 p.m. (New York time) for the dividend. Holders of the Registrant's Ordinary Shares on the record date are entitled to receive four (4) shares for each ten (10) Ordinary Shares of Registrant's Ordinary Shares they hold. Registrant will not issue fractional shares, but, instead, will settle fractional shares by cash payments based on the market value on the record date. Dividend payment is anticipated for September 12, 2003. The Registrant has outstanding management, officer, director and employee options. The issuance of the dividend shares will cause certain adjustments to be made to the exercise prices and numbers of shares of those options. Various changes to the indicated options of the Registrant are described below (and give effect to prior stock dividends of the Registrant):


                          (END OF PAGE)
















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
Securities                            Pre-Dividend             Post-Dividend
----------------------------------------------------------------------------

1. Options Issued to Members of
   Registrant's Management

   A. Maximum Number of
      Shares Exercisable For             624,000                  873,600

   B. Per Share Exercise Price           $2.5641                  $1.8315

   C. Not Yet Granted                       0                        0

----------------------------------------------------------------------------

2. Management Options Issued to
   Management and Employees
   of Registrant

   A. Maximum Number of
      Shares Exercisable For            1,534,520                2,148,328

   B. Per Share Exercise Price           $3.5256                  $2.5183

   C. Not Yet Granted                     25,840                   35,672

----------------------------------------------------------------------------

3. Options Issued Pursuant to 2000
   Officers and Directors Stock
   Option and Incentive Plan*

   A. Maximum Number of
      Shares Exercisable For             189,800                  265,720

   B. Per Share Exercise Price(s)        $1.2154                  $0.8681

   C. Maximum Number of
      Shares Exercisable For             189,800                  265,720

   D. Per Share Exercise Price            $1.72                   $1.2286

   E. Not Yet Granted                       O                       0

----------------------------------------------------------------------------

4. Options Issued Pursuant to 2000
   Employees Stock Option and
   Incentive Plan*

   A. Maximum Number of
      Shares Exercisable For             143,000                  200,200

----------------------------------------------------------------------------

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

Securities                            Pre-Dividend             Post-Dividend
----------------------------------------------------------------------------

   B. Per Share Exercise Price           $1.12154                 $0.8681

   C. Maximum Number of
      Shares Exercisable For              37,700                   52,780

   D. Per Share Exercise Price            $1.72                   $1.2286

   E. Maximum Number of
      Shares Exercisable For              9,100                    12,740

   F. Per Share Exercise Price            $1.43                   $1.0214

   G. Not Yet Granted                       0                        0

----------------------------------------------------------------------------

5. Options Issued Pursuant to 2002
   Officers and Directors Stock
   Option and Incentive Plan

   A. Maximum Number of
      Shares Exercisable For             400,000                  560,000

   B. Per Share Exercise Price            $1.23                   $0.8786

   C. Not Yet Granted                       0                        0

----------------------------------------------------------------------------

6. Options Issued Pursuant to 2002
   Employees Stock Option and
   Incentive Plan

   A. Maximum Number of                  140,000                  196,000
      Shares Exercisable For

   B. Per Share Exercise Price            $1.60                   $1.1427

   C. Not Yet Granted                       0                        0

----------------------------------------------------------------------------

--------------------

*  Options granted under such plan with varying exercise prices.

   Enclosed herewith as Exhibits are the following:

   1.     Registrant's  Press  Release  Regarding  The  Stock
          Dividend.

   2.     Registrant's Notice To Its Ordinary Shareholders.

      Notices similar to 2 will be sent to the Registrant's optionholders.



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

                           SIGNATURES
                           ----------


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              EURO TECH HOLDINGS COMPANY LIMITED
                              (Registrant)


                              /s/ T.C. Leung
                              ----------------------------------
                              Chief Executive Officer and
                              Chairman of the Board


Dated: August 12, 2003



















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